UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Tsontcho Ianchulev

Curt LaBelle

295 Madison Avenue, Suite 2400

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 30234E 104	Page 2 of 7 Pages

1	Names of Reporting Persons. Tsontcho Ianchulev
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,084,944(1)
	8	Shared Voting Power 752,667(2)
	9	Sole Dispositive Power 1,084,944(1)
	10	Shared Dispositive Power 752,667(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,611(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person IN

(1)	Includes (i) 508,679 shares of common stock, and (ii) 473,226 shares of common stock underlying options, (iii) 41,216 shares of common stock underlying Class A warrants and (iv) 61,823 shares of common stock underlying Class B warrants held by Tsontcho Ianchulev directly that are exercisable within 60 days of the date of this report.

(2)	Includes (i) 6,000 shares of common stock held by the Meliora Trust and (ii) 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report. Dr. Ianchulev and his wife are trustees and beneficiaries of the Meliora Trust. He is one of the two principal shareholders of Private Medical Equity, Inc. and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc.

CUSIP No. 30234E 104	Page 3 of 7 Pages

1	Names of Reporting Persons. Curt LaBelle
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 221,433(1)
	8	Shared Voting Power 746,667(2)
	9	Sole Dispositive Power 221,433(1)
	10	Shared Dispositive Power 746,667(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 968,100(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.8%
14	Type of Reporting Person IN

(1)	Includes 27,985 shares of common stock and 193,448 shares underlying options held by Curt LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report. Dr. LaBelle is one of the two principal shareholders of Private Medical Equity, Inc. and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc.

CUSIP No. 30234E 104	Page 4 of 7 Pages

1	Names of Reporting Persons. Private Medical Equity, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 746,667(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 746,667(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 746,667(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person CO

(1)	Includes 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report.

CUSIP No. 30234E 104	Page 5 of 7 Pages

SCHEDULE 13D

This Amendment No. 5 on Schedule 13D amends the statement on Schedule 13D, dated February 14, 2018, which relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Eyenovia, Inc. (the “Issuer”), as previously amended on Schedule 13D/A, dated January 2 and July 11, 2019, and August 12 and 28, 2020 filed by:

Tsontcho Ianchulev

Curt LaBelle

Private Medical Equity, Inc., a Nevada corporation (“PME”)

(collectively, PME with Drs. Ianchulev and LaBelle, the “Reporting Persons”).

This Amendment No. 5 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Persons as a result of the change in outstanding shares of Common Stock of the Issuer as reported by the Issuer to the Reporting Persons on November 10, 2020 and a distribution in-kind by PME Investor Services Eyenovia, LLC of its holdings of the Issuer’s Common Stock on a pro rata basis to its members. Except as expressly amended below, the Schedule 13D, dated February 14, 2018, which was previously amended on January 2 and July 11, 2019 and August 12 and 28, 2020, remains in effect.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 24,884,251 shares of Common Stock outstanding as of November 10, 2020) are as follows:

Tsontcho Ianchulev

a)		Amount beneficially owned: 1,837,611	Percentage: 7.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,084,944(1)
	ii.	Shared power to vote or to direct the vote:	752,667(2)
	iii.	Sole power to dispose or to direct the disposition of:	1,084,944(1)
	iv.	Shared power to dispose or to direct the disposition of:	752,667(2)

(1)	Includes (i) 508,679 shares of common stock, and (ii) 473,226 shares of common stock underlying options, (iii) 41,216 shares of common stock underlying Class A Warrants and (iv) 61,823 shares of common stock underlying Class B Warrants held by Dr. Ianchulev directly that are exercisable within 60 days of the date of this report.
(2)

Includes (i) 6,000 shares of Common Stock held by the Meliora Trust and (ii) 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report. Dr. Ianchulev is one of the two principal shareholders of PME and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME.

Curt LaBelle

a)		Amount beneficially owned: 968,100	Percentage: 3.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	221,433(1)
	ii.	Shared power to vote or to direct the vote:	746,667(2)
	iii.	Sole power to dispose or to direct the disposition of:	221,433(1)
	iv.	Shared power to dispose or to direct the disposition of:	746,667(2)

(1)	Includes 27,985 shares of Common Stock and 193,448 shares of Common Stock underlying options held by Dr. LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report. Dr. LaBelle is one of the two principal shareholders of PME and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME.

CUSIP No. 30234E 104	Page 6 of 7 Pages

Private Medical Equity, Inc.

a)		Amount beneficially owned: 746,667	Percentage: 3.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	746,667(1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	746,667(1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)	Includes 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report.

(c) Each of the required transactions described in this Item 5(a) were reported on Forms 4 filed by Drs. Ianchulev and LaBelle with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(e) As a result of the distribution in-kind by PME Investor Services Eyenovia, LLC on November 20, 2020 of its holdings of the Issuer’s Common Stock on a pro rata basis to its members, Dr. LaBelle ceased to be the beneficial owner of more than five percent of the Issuer’s class of securities and will cease to be a “Reporting Person” for purposes of this Schedule 13D going forward. As a result of the Issuer’s public offering on July 11, 2019, PME ceased to be the beneficial owner of more than five percent of the Issuer’s class of securities and will cease to be a “Reporting Person” for purposes of this Schedule 13D going forward.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1*	Joint Filing Agreement by and among the Reporting Persons.

* Filed previously.

CUSIP No. 30234E 104	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2020	/s/ Tsontcho Ianchulev
Tsontcho Ianchulev

Date: November 25, 2020	/s/ Curt LaBelle
Curt LaBelle

Date: November 25, 2020	Private Medical Equity, Inc.

	By:	/s/ Tsontcho Ianchulev
Name: Tsontcho Ianchulev
Title: Member

	By:	/s/ Curt LaBelle
Name: Curt LaBelle
Title: Member